

BUILDING *mutual* RELATIONSHIPS






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2004 SUMMARY ANNUAL REPORT



BankMutual
CORPORATION


CORPORATE PROFILE

With more than $3.4 billion in assets, Bank Mutual is the fourth largest banking institution headquartered in Wisconsin and is listed on NASDAQ's Financial 100 Index®. Bank Mutual serves more than 107,000 households and businesses from 71 offices throughout Wisconsin and one in southeastern Minnesota.

Building on a legacy that dates back to 1892, Bank Mutual has evolved into a full-service community bank that meets the diverse needs of both consumer and commercial customers.

Our goal in 2005 and beyond is to identify opportunities and capture new markets using our proven methods of building mutual relationships that benefit customers, shareholders and employees.

vision statement

To create financial security for our customers and value for our shareholders in ways that continually emphasize quality, high value and uncompromising integrity.

To provide employees with an environment that encourages ownership in the company and recognizes professional development, creativity and ambition.

To support and partner with our host communities in activities that improve the quality of life for all of their residents.

INSIGHTS FROM CHIEF EXECUTIVE OFFICER MIKE CROWLEY

Q: How would you characterize 2004's performance?

A: This was a very solid year. Over the twelve months ending December 31, 2004 earnings totaled $29.6 million, up 31 percent from 2003 earnings of $22.6 million. Diluted earnings per share were $0.38, a 31 percent increase from $0.29 the year before. We believe the markets recognized this performance; in 2004 our stock price increased 6.8% percent, from $11.39 to $12.17 per share.

Reflected in those earnings figures is the additional income earned from the $404.8 million we received in the second step conversion. By deploying that additional capital, we were able to share our good fortune with shareholders in the form of record dividend payments throughout 2004. Dividends per share for the year totaled $0.18, a 50 percent increase from $0.12 in 2003 and nearly 100 percent higher than 2002 dividends of $0.093. There have been 17 consecutive cash dividends paid since becoming a capital stock organization in November 2000. Increasing cash dividends is one part of our long-term capital management strategy.

While we are very pleased with the 31 percent increase in earnings, we are cognizant of the role that raising $404.8 million of capital played in that success and the need to deploy that capital in our business. As a result of receiving this capital, we carefully managed our deposit portfolio in 2004 and it declined somewhat. Our strategy was to concentrate on keeping deposit costs down rather than growing deposits. In simple terms, much of a bank's earnings come from the difference between what we pay on deposits and what we earn on loans. If we can lower our cost of deposits, the spread between what we spend and what we earn increases, resulting in more profit.

Q: How has this additional capital impacted the branch network?

A: The additional $404.8 million of capital is the platform that provides us with the base to grow our branch bank office network, but this is a multi-year process. Our shareholders have entrusted us to be good stewards of this capital, and it wouldn't be prudent for us to expand too quickly.

This past year we have explored new opportunities for upgrading existing facilities and expanding into new markets. One upgrade, which began in late 2004, is at our Bay Shore Mall office, located in one of Milwaukee's affluent north shore suburbs. As the mall is being remodeled, we are completely remodeling and relocating our office to accommodate the offering of new services. A new office in Racine will extend the Bank Mutual office network to a rapidly growing area of Southeastern Wisconsin.

Also in 2005, we will open another new location in Racine and one in Waukesha. Our strategy is to concentrate on markets that are contiguous to our existing branch bank office network, thus maximizing the power of the mass media we currently use to market our services. When looking for future opportunities, we'll continue to focus on areas of the state where there is critical mass of population to maximize shareholder value.



Michael T. Crowley Jr.
Chairman, President &
Chief Executive Officer
Bank Mutual Corporation

"This was a very solid year. Over the twelve months ending December 31, 2004 earnings totaled $29.6 million, up 31 percent from 2003 earnings of $22.6 million."

"Because of our size and economies of scale, our customers can always expect the best from us whether they're in Ellsworth or Milwaukee."

While we are interested in pursuing acquisitions as part of our growth strategy, we will be very disciplined in how we approach that area. We will pursue only those opportunities that make sense in terms of our long-term goals and enhance shareholder value.

Q: How has Bank Mutual evolved from a traditional thrift to a more diversified consumer bank?

A: We owe a lot to our savings institution legacy. It's been the foundation of much of our growth. That being said, we know that to be competitive in today's marketplace, we need to seek out more profitable paths and to grow by meeting our customers' needs.

For example, in an earlier stage of our metamorphosis, we had approximately 70 or 80 percent of our loan portfolio in one-to-four family residential mortgage loans.



It's no secret that these mortgage loans have become more of a commodity, and are certainly not as profitable as they were years ago. So we needed to shift the type of lending we're doing to get a better return for our shareholders. We've worked that percentage down to about 45 percent. Mortgage lending is still part of our core mission as a community bank, but one-to-four family mortgages will probably stay in that mid-40 percent range for maximum profitability.

The balance has been filled by consumer loans, and commercial real estate and business loans, which are more profitable because of their higher interest rates. We've been very pleased with the progress of that diversification and are committed to maintaining that shift of our lending emphasis to consumer and commercial loans. The consumer loan area is already staffed and the branch bank office network is in place; it's a matter of product offerings, advertising and cross selling. In the commercial lending area, we've committed funds to hire additional experienced lending staff during 2005 and increase our marketing effort in that area.

It's important to note that we are evolving into a consumer bank, not a commercial bank in the traditional sense. We want to work with families and households. If those consumers own businesses, we can meet those needs too. That's where our market and greatest potential lie.

Q: What is the future of community banking?

A: Although we have 72 locations and are in many different communities, we like to think of ourselves as a community bank at each particular branch bank office. I think there's a good future in community banking, because consumers are always going to need financial services and they are always going to prefer to deal with local people



From left to right: Michael Crowley, Jr.; Holding Company Officers and Bank Executive Staff, Marlene Scholz and Eugene Maurer; and Rick Colberg

whom they trust and depend on for responsive service. The flip side of that is we are able to avoid credit quality issues because we generally know our customers.

As a larger, statewide institution, we have a distinct advantage over the smaller, one- or two-branch banks. We have the resources and capital to invest in upgrading the products and service we offer to our customers. Because of our size and economies of scale, our customers can always expect the best from us whether they're in Ellsworth or Milwaukee. We're big enough to offer check imaging on the Internet, for example, yet we still maintain a strong local presence and support our communities in the same way as a community bank.



Rick B. Colberg
Chief Financial Officer
Bank Mutual Corporation

Q: Bank Mutual raised $404.8 million of capital as a result of becoming fully public. How has the capital been utilized to benefit the company and its shareholders?

A: The $404.8 million of capital which we received places us in a unique position of having approximately 19 percent shareholders' equity to assets, so one of the largest issues we've had to face is the capital management of our organization. We've entertained numerous strategies, including stock repurchase, dividends, organic growth and acquisitions.

First, the new capital was initially placed into mortgage-backed securities to produce income and current cash flow. That cash flow will be reinvested into new loans. Secondly, we opted to use some of the return from this new capital to benefit our shareholders in the form of cash dividends, which increased 50 percent in 2004 to a total cash dividend of 18 cents per share.

The third and probably most significant capital management effort this year has been our stock repurchase programs. In conjunction with the 2004 stock incentive program that was approved by shareholders at the 2004 annual meeting, we bought back 1,642,521 shares of Bank Mutual stock. In addition, upon completing our one-year anniversary of becoming fully shareholder owned, we began a five-million-share repurchase program and completed that program in December, 2004. We then announced another five-million-share repurchase program beginning early in 2005. The stock repurchase program returns some of our excess capital to our shareholders and is a good investment for the long-term benefit of Bank Mutual Corporation as we focus on reasonable capital levels and return on equity.

Q: What's been happening on the loan side of the balance sheet?

A: The marginal increase in interest rates in 2004 marked the end of the mortgage-refinancing craze that we've enjoyed for the past several years. Most everyone in the banking industry originated fewer mortgage loans this past year than in 2003, because consumers have stopped refinancing their loans for lower interest rates. And yet, we increased our loan portfolio. In 2003, we originated a large number of long-term, fixed rate mortgage loans. Their low interest rates were not particularly attractive for our long-term profitability, so after earning fees on the loan origination, we found it more profitable to sell these loans to the secondary market. This actually caused our loan portfolio to shrink during 2003. In 2004, however, most of the loan originations were kept in our loan portfolio resulting in a 9.6% growth in total loans receivable.

CASH DIVIDENDS PAID

	2005*	2004	2003	2002	2001
1st Quarter	$0.06	$0.04	$0.027	$0.022	$0.019
2nd Quarter		0.04	0.027	0.022	0.019
3rd Quarter		0.05	0.030	0.025	0.019
4th Quarter		0.05	0.035	0.025	0.019
		$0.18	**$0.120**	**$0.093**	**$0.076**

*A cash dividend of $0.06 per share, a 20.0% increase over the fourth quarter of 2004 cash dividend of $0.05 per share, was paid on March 1, 2005 to shareholders of record on February 17, 2005.

Q: How have you been managing the bank's interest rate risk?

A: We have an interest rate risk management program which allows us to handle up and down interest rate scenarios. At any given time, we are poised to create opportunities whether interest rates are rising, falling or staying the same.

In 2004 interest rates stayed relatively flat with a slight rise in short-term interest rates at the end of the year. At the same time we began to experience upward pressure on our deposit interest rates while the interest rates we could charge on our mortgage loan originations remained fairly constant and thereby put pressure on our interest rate margins. The returns we're getting from our mortgage loans have been flat, because further out on the yield curve there hasn't been a corresponding rate increase.

To combat the potential for shrinking interest rate margins, we concentrated on originating loans with interest rates that will adjust to help us hedge against rising rates. On the deposit side, we have made an effort to obtain core deposits that are lower cost and less affected by interest rates.

In our continuing effort to manage interest rate risk, we refinanced $200 million of borrowings in the third quarter of 2004. This refinancing resulted in us paying a prepayment penalty. The prepayment penalty was more than offset by the interest savings we will achieve by locking the interest rate on the refinanced borrowing at a lower rate. We also took advantage of an additional $200 million of new borrowings that we obtained in the fourth quarter at an interest rate that was very favorable as compared to the investment opportunities.

Q: What internal and external endeavors have contributed to Bank Mutual's success this year?

A: We continue to make a substantial investment in technology, both for our internal operations and to make banking more convenient for our customers. For instance, during the year we introduced an online mortgage loan application portal, online check imaging, and made improvements to our Web site and our online and telephone banking services. In the area of personnel, we hired experienced commercial real estate and commercial business loan officers to support our business plan and growth objectives.

In addition, Bank Mutual has been dedicated to establishing good corporate governance procedures and internal controls to further enhance operations. Bank Mutual believes in doing everything reasonably possible to protect shareholder interests.

"The stock repurchase program returns some of our excess capital to our shareholders and is a good investment for the long-term benefit of Bank Mutual Corporation as we focus on reasonable capital levels and return on equity."

BANK MUTUAL CORPORATION'S STOCK PRICE (NASDAQ: BKMU)


$12.17
$11.39
$6.31
$12
$10
$8
$6
$4
$2
$0
2002
2003
2004

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL CONDITION DATA	At December 31,				
	2004	2003[1]	2002	2001	2000
	(In thousands, except number of shares and per share amounts)				
Total assets	$3,445,299	$3,108,527	$2,843,328	$2,905,790	$2,789,532
Loans receivable, net	1,875,885	1,712,278	1,685,662	1,831,155	1,972,636
Loans held for sale	4,987	4,056	46,971	32,321	7,469
Securities available-for-sale, at fair value:					
Investment securities	68,753	67,854	73,226	93,059	94,129
Mortgage-related securities	1,266,224	1,053,349	618,123	521,084	464,873
Foreclosed properties and repossessed assets	1,621	630	750	382	2,281
Goodwill	52,570	52,570	52,570	52,570	55,967
Other intangible assets	4,412	5,073	5,734	6,396	7,057
Mortgage servicing rights	4,542	4,698	3,060	4,251	3,442
Deposits	1,982,881	2,052,290	2,126,655	2,090,440	1,894,820
Borrowings	761,525	299,491	354,978	465,360	567,624
Shareholders' equity	670,454	731,080	323,075	304,098	284,397
Tangible shareholders' equity	610,698	670,771	264,011	243,486	220,757
Number of shares outstanding – net of treasury stock	73,485,113	78,775,779	79,802,950	81,946,124	81,962,632
Book value per share	9.12	9.28	4.05	3.71	3.47
Tangible book value per share	8.31	8.51	3.31	2.97	2.69

SELECTED OPERATING DATA	For the Year Ended December 31,				
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
Total interest income	$148,921	$141,070	$165,432	$190,986	$135,711
Total interest expense	58,498	69,482	87,678	119,372	84,980
Net interest income	90,423	71,588	77,754	71,614	50,731
Provision for loan losses	1,330	1,304	760	723	423
Net interest income after provision for loan losses	89,093	70,284	76,994	70,891	50,308
Total noninterest income	16,175	19,618	16,676	16,480	9,250
Total noninterest expense	60,082	55,608	54,169	55,004	36,144
Income before income taxes	45,186	34,294	39,501	32,367	23,414
Income tax expense	15,632	11,695	12,956	12,084	8,709
Net income	$29,554	$22,599	$26,545	$20,283	$14,705
Earnings per share-basic	$0.39	$0.30	$0.34	$0.26	$0.04[2]
Earnings per share-diluted	$0.38	$0.29	$0.34	$0.26	$0.04[2]
Cash dividends paid per share	$0.18	$0.12	$0.093	$0.076	n/a

SELECTED FINANCIAL RATIOS

	At or for the Year Ended December 31,				
	2004	2003	2002	2001	2000
Net interest margin [3]	3.00%	2.58%	2.88%	2.67%	2.76%
Net interest rate spread	2.44	2.17	2.52	2.22	2.26
Return on average assets	0.93	0.76	0.92	0.71	0.76
Return on assets, excluding amortization of goodwill	0.93	0.76	0.92	0.82	0.82
Return on average shareholders' equity	4.10	5.45	8.44	6.85	7.86
Return on average shareholders' equity, excluding amortization of goodwill [4]	4.10	5.45	8.44	7.89	8.43
Efficiency ratio, excluding amortization of goodwill [4][5]	56.36	60.97	57.36	58.92	58.48
Noninterest expense (excluding amortization of goodwill) as a percent of adjusted average assets [4]	1.88	1.88	1.88	1.82	1.82
Shareholders' equity to total assets	19.46	23.52	11.36	10.47	10.20
Tangible shareholders' equity to adjusted total assets [6]	18.04	22.01	9.48	8.57	8.11

SELECTED ASSET QUALITY RATIOS

	2004	2003	2002	2001	2000
Non-performing loans to loans receivable, net	0.33%	0.61%	0.50%	0.19%	0.16%
Non-performing assets to total assets	0.23	0.35	0.32	0.14	0.19
Allowance for loan losses to non-performing loans	222.09	132.77	151.87	345.90	392.12
Allowance for loan losses to non-performing assets	176.46	125.17	139.40	312.13	226.55
Allowance for loan losses to total loans receivable, net	0.74	0.80	0.76	0.67	0.62
Charge-offs to average loans	0.07	0.02	0.01	0.04	0.01

[1] On October 29, 2003, Bank Mutual Corporation completed a conversion and reorganization from a mutual holding company form, established a new Wisconsin chartered Bank Mutual Corporation, and, in effect, sold the MHC's interest in Bank Mutual Corporation to the public. Approximately $404.8 million of new capital was obtained from the October 29, 2003 conversion.

[2] From date of restructuring (November 1, 2000) to December 31, 2000 based upon 79,134,648 weighted-average shares outstanding. No shares were outstanding prior to November 1, 2000.

[3] Net interest margin is calculated by dividing net interest income by average earnings assets.

[4] In 2002, accounting rules concerning the amortization of goodwill changed. These ratios are being presented "excluding amortization of goodwill" so as to make them comparable amongst the years presented.

[5] Efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income.

[6] The ratio is calculated by dividing total shareholders' equity minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights by the sum of total assets minus goodwill, other intangible assets net of deferred taxes and mortgage servicing rights.

These tables provide selected financial data for Bank Mutual Corporation for its past five fiscal years. The data is derived from Bank Mutual's audited financial statements, although the table itself is not audited. The following data should be read together with Bank Mutual's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Form 10-K.

All per share and share information in this report has been adjusted to reflect the October 29, 2003 full conversion transaction and related 3.6686-for-one share exchange.



Christopher J. Callen
Senior Vice President, Lending
Bank Mutual FSB

Q: What efforts have been made to diversify the loan portfolio?

A: We're well along in a multi-year approach to diversify our loan portfolio. Our loan portfolio, broadly speaking, has four major components: one-to-four family residential home mortgages, consumer loans, commercial real estate and commercial business loans. Much of our history is associated with the one-to-four family mortgage category, but we are making an ongoing effort to reduce the percentage of those loans and concentrate on growing the other three categories.

For consumer loans, that means expanding the number of real estate secured home equity loans, along with auto loans, signature loans and credit cards. In commercial real estate, we are working to increase our share of financings for apartment buildings, office buildings and shopping centers. Our greatest effort will be in the commercial business loan category, which includes our customers who need additional working capital to grow their business or make major equipment purchases.

We realize this shift won't happen overnight, but we're committing our marketing and sales effort to create a greater emphasis on consumer, commercial business and commercial real estate loans in order to diversify our loan portfolio.

Q: How are you building the commercial business loan and commercial real estate portfolio?

A: During the course of the year we added four experienced commercial lending officers to our staff, representing Bank Mutual in various parts of Wisconsin: Green Bay, the Fox Valley, Milwaukee and Hudson, in the northwestern part of the state on the Minnesota border. In each case we hired an experienced loan officer who was able to hit the ground running and immediately begin to generate loans. We also made some staff changes in the back office lending support areas and

"Being involved with a project as complicated as Eastlake Towers requires a true partnership and a committed relationship with our bankers. Bank Mutual has well surpassed all our expectations in this project and all other projects."

Michael Petersen
Hartland Development



From left to right: Michael Petersen, Robert Patch, Hartland Development and Chris Callen, Bank Mutual

From left to right: John Wimmer, Wimmer Communities and Mike Kiedrowski, Bank Mutual



> "Bank Mutual provides funding for our new luxury rental communities. Loans are underwritten, approved and closed in a timely fashion, which allows us to focus on our core business of construction, leasing and management."
>
> John Wimmer
> Wimmer Communities

were very pleased at how quickly our new associates learned our loan origination system. We will continue to search for additional qualified and experienced commercial business loan officers and commercial real estate loan officers.

Our marketing efforts have included print ads in the business section of general circulation newspapers in Milwaukee, Green Bay, and Eau Claire. The ads feature our lending staff and a call to action regarding loan rates.

In addition to traditional marketing, we've increased our effort to work closely with our branch bank offices to develop our referral network. This past year has shown a significant increase in the number of bank office managers and residential loan officers developing leads for our commercial business loan and commercial real estate loan officers. And it works both ways, with our loan officers producing a record number of referrals to our bank office managers and personal bankers. As always, we continue to work with existing customers and centers of influence, such as attorneys, accountants and other financial advisors, to develop client referrals.

Q: How do you manage to maintain high credit quality?

A: We're extremely pleased that asset quality continued to remain strong in 2004. As of December 31, 2004 the ratio of non-performing loans to total loans was 0.33 percent, and non-performing assets to total assets was 0.23 percent.

We continue to credit our sensible loan approval practices for low loan delinquencies and credit losses. Although we want to grow the loan portfolio, we're not willing to sacrifice credit quality for the sake of growth. Each loan stands on its own merits, based on the borrower's cash flow and source of repayment, as well as the collateral securing the loan.

From left to right: Jon Tevz, Accessability Home Medical and Rehab and Joe Martin, Bank Mutual



"In my 10 years of business and dealing with many banks, I have never experienced such dedicated customer service as Bank Mutual's. I'm really pleased with how they handle my business and how competitive they are."

Jon Tevz
Accessability Home Medical
and Rehab

While we tend to be a lending generalist and can accommodate most loan situations, we're smart enough to stay away from businesses or industries that we're not familiar with. If a business requires a high level of specialized expertise, we'll pass on the loan rather than take the risk just to boost the loan portfolio.

Our competitive advantage over a national or super-regional bank is that our officers in the field have lending authority, as opposed to making our customers deal with a huge, out-of-town or even out-of-state bureaucracy. Our loan officers are scattered throughout the state so they can deal more directly with our customers. They are very well acquainted with the markets they serve and bring a broad spectrum of business experience and industrial expertise to Bank Mutual. We have a formal structure for processing loan requests, but our lending officers work hard within that structure to provide quick turnaround on loan approvals.

Some credit for our asset quality must also be given to the improving economy in 2004. From the perspective of our customers, at least, many businesses that were struggling in the fallout of the September 11th attacks are showing strong recoveries. We've seen a good turnaround and improved earnings for a lot of our customers.

A DIALOGUE WITH SENIOR VICE PRESIDENT–RETAIL BANKING TERRY ANDEREGG

Q: How are you building core checking and savings deposits?

A: This year saw the launch of new checking accounts, which have been very well received and quite effective in attracting customer relationships. In marketing, we've focused on direct mail and freestanding newspaper inserts to target specific areas where there's an opportunity, a competitive challenge or a new office. To cross-sell services to our existing customers, we employ a sophisticated direct mail program with predictive models of logical service progression. We encourage use of Internet banking, especially online bill pay, to further entrench our customers in Bank Mutual services.

All of these elements contribute to what we call "stickiness," or the propensity for customers to stick with Bank Mutual because of the depth of their relationship. In particular, once a customer sets up direct deposit and online bill pay, they are considerably less likely to switch to another bank.

Q: Is the traditional branch bank office system becoming obsolete?

A: We've entered a cycle where banks are building branches at a faster rate than in the past few years. The irony is that only about 50 percent of our customer transactions occur in our branches. The other half is a combination of ATMs, phone and online banking. Customers want to choose where and how they bank, and our job is to provide them with alternatives that fit their lifestyles. For example, we've added more free services to our 'Round the Clock Banking phone and online capabilities as well as online check imaging.

Yet, customers want the personal rapport that can only be built in the branch. Personal contact with our customers helps us do a better job of providing solutions to life's financial challenges. It's how we help people buy that first car or first home, finance education or plan for retirement.



P. Terry Anderegg
Senior Vice President, Retail Banking
Bank Mutual FSB



Terry Anderegg in a local branch office

Cautionary Statements
The discussions in this report which are not historical statements, contain forward-looking statements that involve risk and uncertainties. Statements which are not historical statements include those in the future tense or which use terms such as "believe," "expect," and "anticipate." Bank Mutual Corporation's actual future results could differ in important and material ways from those discussed. Many factors could cause or contribute to such differences. These factors include changing interest rates, changes in demand for loans or other services, competition from other institutions, the results of our lending activities and loan loss experience, developments in the war on terrorism and other international developments, other general economic and political developments, and other factors discussed in our filings with the Securities and Exchange Commission.

BANK MUTUAL LOCATIONS


Hayward
Spooner
Rice Lake
St. Croix Falls
Barron
Cornell
Bloomer
Chippewa Falls (2)
Stanley
Hudson
Menomonie (2)
Eau Claire (4)
Woodbury, MN
Ellsworth
Crivitz
Marinette (2)
Peshtigo
Sturgeon Bay
Shawano
Howard
Ashwaubenon
Green Bay (4)
New London
De Pere (2)
Brillion
Hortonville
New Holstein
Appleton
Sheboygan (2)
Neenah
Kiel
Berlin
Thiensville
Cedarburg
Portage
Fond du Lac
Grafton
Beaver Dam
Mequon
Middleton
Glendale
Menomonee Falls
Madison (2)
Milwaukee (7)
Monona
Wauwatosa
Brookfield (2)
West Allis
Greendale
Oak Creek
Janesville
Racine
Beloit

★ **Corporate Headquarters**
4949 West Brown Deer Road
Milwaukee, Wisconsin 53223





BankMutual
CORPORATION

Executive Officers

Michael T. Crowley Jr.	Chairman and Chief Executive Officer
Rick B. Colberg	Chief Financial Officer
Eugene H. Maurer	Senior Vice President and Secretary
Marlene M. Scholz	Senior Vice President
P. Terry Anderegg	Senior Vice President, Retail Banking (of the Bank)
Christopher J. Callen	Senior Vice President, Lending (of the Bank)

Bank Mutual Corporation Directors

Thomas H. Buestrin
Michael T. Crowley Jr.
Raymond W. Dwyer Jr.
Mark C. Herr
Thomas J. Lopina Sr.
William J. Mielke
Robert B. Olson
David J. Rolfs
Jelmer G. Swoboda

Corporate Offices

Bank Mutual Corporation
4949 West Brown Deer Road
Milwaukee, WI 53223
414-354-1500
bankmutualcorp.com

Transfer Agent

Inquiries regarding change of address, transfer of stock, lost certificates and dividend reinvestment should be directed to: Registrar and Transfer Company, 10 Commerce Drive, Cranford, NJ 07016
800-368-5948

Independent Auditors

Ernst & Young LLP
875 East Wisconsin Avenue
Milwaukee, WI 53202

General Counsel

Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, WI 53202

Annual Meeting

The 2005 Annual Meeting of Shareholders will be held on May 2, 2005 at 10:00 a.m. at the Four Points Sheraton Inn Milwaukee North, 8900 North Kildeer Court, Milwaukee, WI

Stock Listing

Bank Mutual Corporation common stock is traded on the NASDAQ Stock Market® under the symbol BKMU.

Investor Relations

Shareholders, analysts, the news media and others desiring general information about the Company or its subsidiaries may contact Michael T. Crowley Jr., Chairman and Chief Executive Officer or Rick B. Colberg, Chief Financial Officer, at the Corporate Headquarters.

A copy (without exhibits) of our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission is available to shareholders on our Web site (bankmutualcorp.com) or at no charge upon written request to our corporate offices. The Annual Report on Form 10-K is included with the proxy statement for Bank Mutual Corporation's 2005 annual meeting of shareholders and includes complete financial statements and other financial information about Bank Mutual Corporation that is not included in this Summary Annual Report. We urge shareholders and others to read the Form 10-K.



BankMutual
CORPORATION

4949 WEST BROWN DEER ROAD
MILWAUKEE, WISCONSIN 53223
BANKMUTUALCORP.COM